SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                         WESLEY JESSEN VISIONCARE, INC.
         -------------------------------------------------------------
                            (Name of Subject Company)

                             DYLAN ACQUISITION INC.
                           BAUSCH & LOMB INCORPORATED
         -------------------------------------------------------------
                        (Name of Filing Person - Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    951018100
         -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                ROBERT B. STILES
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           BAUSCH & LOMB INCORPORATED
                             ONE BAUSCH & LOMB PLACE
                         ROCHESTER, NEW YORK 14604-2701
                            TELEPHONE: (716) 338-6000
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              STEVEN A. COHEN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

   [ X ] third-party tender offer subject to Rule 14d-1.

   [   ] issuer tender offer subject to Rule 13e-4.

   [   ] going-private transaction subject to Rule 13e-3.

   [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------

               This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 3, 2000 (the "Schedule TO") by Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), and Dylan Acquisition Inc., a New York corporation and a wholly-owned subsidiary of Bausch & Lomb (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), at $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.


ITEM 11.       ADDITIONAL INFORMATION

               On April 3, 2000, Bausch & Lomb commenced litigation against Wesley Jessen, its board of directors and Ocular Sciences in the Court of Chancery of the State of Delaware, where both Wesley Jessen and Ocular Sciences are incorporated. Bausch & Lomb's complaint states that the Wesley Jessen/Ocular Sciences merger was entered into in breach of the Wesley Jessen board's fiduciary duties to act on a fully informed basis and to advance the best interests of Wesley Jessen shareholders. The complaint seeks injunctive relief against the OS merger agreement, seeks to require the Wesley Jessen board to redeem the preferred share purchase rights to permit shareholders to accept the Offer and requests a declaration that any break-up fee Ocular Sciences receives it holds as a constructive trustee. The foregoing summary is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 12.       EXHIBITS

(a)(9) Complaint filed by Bausch & Lomb filed in the Court of Chancery of the State of Delaware on April 3, 2000.

                                    SIGNATURE
                                    ---------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2000

                                DYLAN ACQUISITION INC.


                                By:  /s/  Robert B. Stiles
                                     ------------------------------------
                                     Name:    Robert B. Stiles
                                     Title:   Vice President and Secretary


                                BAUSCH & LOMB INCORPORATED


                                By:  /s/  Robert B. Stiles
                                     ------------------------------------
                                     Name:    Robert B. Stiles
                                     Title:   Senior Vice President and
                                              General Counsel

                                  EXHIBIT INDEX


*(a)(1)        Offer to Purchase, dated April 3, 2000.
*(a)(2)        Form of Letter of Transmittal.
*(a)(3)        Form of Notice of Guaranteed Delivery.
*(a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
*(a)(5)        Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
*(a)(6)        Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
*(a)(7)        Form of summary advertisement, dated April 3, 2000.
*(a)(8)        Text of press release issued by Bausch & Lomb, dated April 3,
               2000
(a)(9)         Complaint filed by Bausch & Lomb filed in the Court of Chancery of the State of Delaware on April 3, 2000
(d)            None.
(g)            None.
(h)            Not applicable
-------------------
* Previously filed.